UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 2, 2012

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

TO THE SPANISH SECURITIES EXCHANGE COMMISSION CNMV)

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities
Exchange legislation, hereby files the following

RELEVANT EVENT

Further to the relevant events filings, 7th and 29th March 2012 (record numbers
159856 and 160928 respectively), BBVA hereby discloses that during the voluntary
conversion period orders have been received to convert 9,547,559   BBVA
Subordinated Mandatory Convertible Bonds - December 2011 (the "Convertible
Bonds") for a total amount of 954,755,900, ie. 27.84% of the total amount of the
Convertible Bond issue.

Consequently, 157,875,375 new ordinary BBVA shares will be issued, each with a nominal value of forty-nine euro-cents (€0.49), in order to attend the voluntary conversion of the Convertible Bonds. The listing of the new shares on the
Madrid, Bilbao, Barcelona and Valencia securities exchanges over the SIBE exchange interconnection system is scheduled for 3rd April, so that their ordinary trading would start on 4th April 2012. Listing will be requested on the other non-Spanish securities exchanges where BBVA stock is traded.

Madrid, 2nd April 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 04/02/2012	By:	Mª Jesús ARRIBAS DE PAZ
	Name:	Mª Jesús ARRIBAS DE PAZ
	Title:	Authorized representative